Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202

February 28, 2019

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001193125-18-353345) filed with the Securities and Exchange Commission (the “Commission” or the “SEC”) under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”), on December 19, 2018 to, among other things,: (1) include certain updates in connection with sub-adviser and certain related changes for Transamerica Inflation-Protected Securities, Transamerica Large Core, Transamerica Large Value Opportunities, Transamerica Global Real Estate Securities, Transamerica Small Cap Value, Transamerica Mid Cap Growth and Transamerica Government Money Market; (2) register new Class R6 shares of Transamerica Global Real Estate; and (3) register new Class R3 shares of Transamerica ClearTrack® 2015, Transamerica ClearTrack® 2020, Transamerica ClearTrack® 2025, Transamerica ClearTrack® 2030, Transamerica ClearTrack® 2035, Transamerica ClearTrack® 2040, Transamerica ClearTrack® 2045, Transamerica ClearTrack® 2050, Transamerica ClearTrack® 2055, Transamerica ClearTrack® 2060, and Transamerica ClearTrack® Retirement Income. The Staff’s comments were conveyed to the Registrant by email on February 14, 2019.

The Staff noted that all comments to the fund’s summary section also generally apply to the disclosure with respect to the section titled “More on the Fund’s Strategies and Investments,” as well as “More on the Risks of Investing in the Fund,” as applicable. Below are the Staff’s comments on the Amendment and the Registrant’s responses thereto.

Correspondence Comments

1.	Comment: Please explain supplementally to the staff whether certain strategy changes were implemented for some of these funds prior to conducting a filing under Rule 485(a) of the 1933 Act.

Response: The Registrant notes that, for Transamerica Inflation-Protected Securities, Transamerica Large Core, Transamerica Large Value Opportunities, Transamerica Global Real Estate Securities, Transamerica Small Cap Value, Transamerica Mid Cap Growth and Transamerica Government Money Market, certain investment strategy changes were implemented in connection with sub-adviser changes for these funds through Rule 497 filings. Each of these funds was included in the Amendment.

In connection with investment strategy changes for a fund, the SEC and its Staff have issued limited guidance setting forth the circumstances under which an off-cycle Rule 485(a) post-effective amendment must be filed as opposed to a Rule 497 supplement with a Rule 485(a) post-effective amendment to follow in connection with the fund’s next annual update. The question of whether a fund is eligible to make investment strategy changes through a Rule 497 supplement followed by an annual update Rule 485(a) filing involves a degree a judgment based on the particular facts and circumstance, and there is no clear, absolute standard.

In a “generic comment letter” issued by the Staff on February 3, 1995 to provide assistance to investment company registrants in preparing disclosure documents to be filed with the SEC, the Staff reminded registrants that “they may not materially alter the nature of the fund contemplated in the last pre-effective amendment by merely filing a Rule 497(b) or (c) prospectus, but instead should use a post-effective amendment filed under Rule 485(a) as the vehicle for reflecting the change.” The Staff noted, by way of example, that a new fund designated to invest primarily in domestic equities could not, after the effective date of its registration statement but before the commencement of its public offering, change its investment objective and policies to become an emerging markets fund through a Rule 497 filing, and that a post-effective amendment filed under Rule 485(a) should be the filing made to reflect the change.

The Registrant believes that guidance offered in the generic comment letter supports the Registrant’s use of Rule 497 supplements to implement the changes to the above-listed funds’ investment strategies. As each of the relevant funds continues to invest in the same asset class and pursues an investment strategy similar to its prior investment strategy, the Registrant determined that the investment strategies changes did not materially alter the nature of any of the applicable funds and warrant an off cycle Rule 485(a) filing. The Registrant concluded, instead, that the changes could be properly implemented via Rule 497 supplements, with a Rule 485(a) post-effective amendment to follow in connection with the funds’ next annual update.

General Prospectus Comments

2.

Principal Risks: The Staff notes that, in accordance with the remarks of Dalia Blass on October 16, 2018 and the SEC’s Division of Investment Management Guidance, risk disclosure should be listed in order of significance.

Response: The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that requires a fund’s principal risks to be set forth in any particular order.

3.	Principal Risks: With respect to the disclosure in “Market” risk, the Staff notes that “quantitative easing” has ended. Please update the disclosure accordingly.

Response: The Registrant notes that certain countries and regions are still pursuing policies of quantitative easing and, therefore, believes the disclosure included in the “Market” risk tile remains accurate.

4.

Performance: Please delete the sentence, “Absent any applicable fee waivers and/or expense limitations, performance would have been lower.” The Staff notes that the sentence should be deleted if no waiver is shown in a fund’s Fees and Expenses table.

Response: The Registrant has made changes consistent with the Staff’s comment.

5.	Performance: Please update each fund’s bar chart depicting annual total returns with returns for 2018.

Response: The Registrant has made changes consistent with the Staff’s comment.

6.

Performance: Please identify which share classes have higher expenses than the class depicted in the bar chart and revise the disclosure to indicate that performance will be lower for such classes than the performance shown for the class in the bar chart.

Response: The Registrant believes the current disclosure is sufficiently clear, however, it will consider revising the section in a future update.

7.

Principal Investment Strategies/Principal Risks: Please confirm that investments in securities “with similar economic characteristics” to the specific types disclosed in the “Principal Investment Strategy” section will be valued at market value, unless otherwise disclosed.

Response: The Registrant so confirms that such investments are valued on the basis of market value.

8.

More on Each Fund’s Strategies and Investments: The Staff notes that while Item 4 disclosures are to summarize fund strategies and investments, Item 9 disclosures are to be more detailed. Please revise Item 9 disclosures to be consistent with the requirements of that item.

Response: The Registrant notes that there are differences between the Item 4 and Item 9 strategy disclosures, and believes the Item 9 strategy disclosure is consistent with the requirements of Item 9 of Form N-1A.

9.	More on Each Fund’s Strategies and Investments: Please disclose as to the investment objective of each fund whether it can be changed without a shareholder vote as required by Item 9(a) of Form N-1A.

Response: The Registrant notes that such disclosure already appears in the sub-section of “Features and Policies” referred to as “Additional Information”.

10.	More on Each Fund’s Strategies and Investments: Please disclose how the sub-adviser determines which securities to buy and sell consistent with the requirements of Item 9(b)(2) of Form N-1A.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in a future annual update.

11.	More on Risks of Investing in the Funds: Please disclose which risks discussed in this section are applicable to each fund.

Response: The Registrant believes the presentation of the risk disclosures is appropriate.

12.	More on Risks of Investing in the Funds: Please revise the risk disclosure relating to “Market: Europe” to include updated information relating to “Brexit”.

Response: The Registrant has revised the relevant disclosure in response to the Staff’s comment.

13.	Selling Shares: Please disclose additional detail whether an in-kind redemption would be a pro-rata slice of portfolio assets, individual securities, or a representative securities basket.

Response: The Registrant believes the current disclosure regarding redemptions in-kind contains sufficient detail. The Registrant further notes for the Staff that additional disclosure regarding redemptions in-kind is included in the Statement of Additional Information.

14.

Choosing a Share Class – Selling Shares: Please consider adding additional disclosure relating to methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions.

Response: The Registrant believes the current disclosure regarding the methods the funds use to typically meet redemptions is sufficiently clear.

15.

Features and Policies: Please consider moving the following sentence under the heading “Additional Information” to the “More on Risks of Investing in the Funds” section, as the Staff notes that this is required by Item 9(a) of Form N-1A:

“Each fund’s investment objective may be changed by the Board without shareholder approval.”

Response: The Registrant considers the current location of the disclosure to be appropriate.

16.

Features and Policies: Please consider deleting the word “explicitly” from the following disclosure under the heading “Additional Information”, as the staff notes that rights conferred by federal or state laws cannot be waived, explicit or not:

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred by federal or state securities laws that may not be waived.”

Response: The Registrant believes that the disclosure is accurate.

Transamerica Global Real Estate Securities

17.	Cover: Please update the ticker symbols for the fund.

Response: The Registrant has updated the ticker symbols as applicable.

18.	Principal Investment Strategies: Please provide a description of what the fund considers to be a non-U.S. issuer in the disclosure responsive to either Item 4 or Item 9 of Form N-1A.

Response: The Registrant has made changes consistent with the Staff’s comment.

19.

Fees and Expenses – Annual Fund Operating Expenses: Please remove the footnote to the “Other expenses” line item noting expenses are based on estimates for the current fiscal year for the fund. Alternatively, please supplementally explain the reason the fund is estimating Other expenses.

Response: While the fund is not a new fund, the Registrant notes that Class R6 shares are a newly registered class for the fund with no operating results. As a result, the Registrant believes that it is appropriate to estimate the “other expenses” of the class.

20.	Principal Investment Strategies: The Staff requests that the Registrant disclose that the fund invests more than 25% of its assets in the real estate industry and disclose the associated risks.

Response: The Registrant notes that the fund’s “Principal Investment Strategies” section states that the fund concentrates in the real estate industry and includes “Concentration” and “Real Estate Securities” as principal risks. The Registrant believes that this disclosure is sufficiently clear regarding the fund’s concentration in the real estate industry.

21.

Principal Investment Strategies: The Staff notes that the fund discloses exchange traded funds “ETFs” as a use of leverage. Accordingly, please add relevant corresponding disclosure to the fund’s Principal Investment Strategies.

Response: The Registrant believes the current disclosure is appropriate. The Registrant will consider potential revisions in a future annual update.

22.

Principal Investment Strategies/Principal Risks: As the funds include “Liquidity” risk as a principal risk, please specify the types of illiquid investments in which the fund will invest. Additionally, please supplementally inform the Staff whether the fund intends to invest more than 15% in these types of assets.

Response: The Registrant notes for the Staff that, while the fund is not targeting particular types of illiquid investments, certain of the fund’s investments, such investments in certain small capitalization companies, may be illiquid at the time of investment or may become illiquid following investment by the fund. The Registrant further confirms for the Staff that the fund does not intend to invest more than 15% of its assets in illiquid investments of any type.

23.

Principal Investment Strategies/Principal Risks: With respect to the disclosure in “Liquidity” risk that “As a general matter, dealers recently have been less willing to make markets for fixed income securities.”, the Staff notes that there is no disclosure that the fund invests in fixed income securities. Please confirm that this disclosure remains applicable to the fund.

Response: The Registrant has removed the “Fixed Income” risk tile from this section.

24.

Principal Investment Strategies/Principal Risks: As the fund includes “Mortgage-Related and Asset-Backed Securities” as a principal risk, please revise the disclosure to reflect that investing in mortgage-related and asset-backed securities is a principal investment strategy of the fund. Additionally, please specify the types of and amounts of asset-backed securities in which the fund may invest. Lastly, please add disclosure stating that the liquidity of mortgage-related and asset-backed securities may change drastically over time.

Response: The Staff’s comment has been noted and the Registrant will consider potential revisions in a future annual update.

25.

Principal Investment Strategies/Principal Risks: As the fund includes “Warrants and Rights” as a principal risk, please revise the disclosure to reflect that investing in warrants and rights is a principal investment strategy of the fund if applicable.

Response: The Registrant has removed the “Warrants and Rights” risk tile in response to the Staff’s comment.

26.	Principal Investment Strategies/Principal Risks: ETFs are mentioned here as a possible way of using leverage, but no mention is made of investing in ETFs as a principal strategy

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in a future annual update.

27.

Principal Investment Strategies/Principal Risks: If the fund intends to focus in certain countries, regions, sectors industries, market segments, or issuers, please identify these and disclose the risks applicable to each.

Response: The Registrant notes that the fund focuses on the real estate industry, and refers the Staff to its response to Comment 20.

28.	More on Each Fund’s Strategies and Investment: Please disclose concentration in an industry or group of industries.

Response: The Registrant notes for the Staff that the fund’s Item 4 and Item 9 strategy sections both state that the fund concentrates in the real estate industry. The Registrant believes that this disclosure is sufficiently clear regarding the fund’s concentration policy.

Transamerica Government Money Market

29.	Principal Investment Strategies/Principal Risks: Please confirm that “Liquidity” is applicable as a principal risk.

Response: The Registrant so confirms.

30.

Performance: Please delete the sentence, “Absent any applicable fee waivers and/or expense limitations, performance would have been lower.” The Staff notes that the sentence should be deleted if no waiver is shown in a fund’s Fees and Expenses table.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Transamerica ClearTrack® 2015

31.	Cover: Please update the prospectus cover for the funds’ ticker symbols and update Edgar for the series and classes of the funds.

Response: The Registrant has updated the ticker symbols and Edgar series and classes as applicable.

32.

Fees and Expenses – Annual Fund Operating Expenses: Please remove the footnote to the “Other expenses” line item noting expenses are based on estimates for the current fiscal year for the fund. Alternatively, please supplementally explain the reason the fund is estimating Other expenses.

Response: While the fund is not a new fund, the Registrant notes that Class R3 shares are a newly registered class for the fund with no operating results. As a result, the Registrant believes that it is appropriate to estimate the “other expenses” of the class.

33.

Principal Investment Strategies/Principal Risks: As the fund includes “Derivatives” as a principal risk, please identify the use of derivatives as a principal strategy of the fund, or note if this disclosure relates to the underlying ETFs.

Response: The Registrant confirms that the disclosure relates to the underlying ETFs which form part of the fund’s portfolio.

Transamerica Inflation Protected Securities

34.	Principal Investment Strategies: Please include a brief example of portfolio duration in the Item 9 disclosure.

Response: The Registrant notes for the Staff that a detailed discussion of duration, including a brief example, already appears in the Item 9 risk tile titled “Interest Rate.” Therefore, the Registrant respectfully declines to make any changes in response to the Staff’s comment.

35.

Principal Investment Strategies/Principal Risks: As the fund includes “Convertible Securities” as a principal risk, please revise the disclosure to reflect that investing in convertible securities is a principal investment strategy of the fund if applicable.

Response: The Registrant has removed “Convertible Securities” as a principal risk for the fund.

36.

Principal Investment Strategies/Principal Risks: As the fund includes “Hybrid Instruments” as a principal risk, please revise the disclosure to reflect that investing in hybrid instruments is a principal investment strategy of the fund if applicable.

Response: The Registrant has removed “Hybrid Instruments” as a principal risk for the fund.

Transamerica Large Core

37.

Principal Investment Strategies: Explain supplementally why the Registrant considers a company with a market capitalization merely above the smallest company in the S&P 500 Index to be a large cap company. See FAQs about Rule 35d-1 (Investment Company Names), Question 6 (Dec. 4, 2001). This is not a reasonable large cap range. Please revise.

Response: The Registrant notes that S&P 500 Index is widely recognized as an index representing 500 large capitalization companies. Therefore, the Registrant believes it is reasonable and not uncommon among large cap funds to consider a company at the lowest range of the S&P 500 Index to be a large capitalization company

38.	Principal Investment Risks: Please identify the fund’s principle investment strategy that gives rise to the principal risk, “Value Investing”.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Transamerica Large Value Opportunities

39.

Principle Investment Strategies: Please revise the Principle Investment Strategies disclosure of Transamerica Large Value Opportunities to specify the ‘value’ aspect of the strategy. The Staff also notes that ‘value stocks’ is not defined.

Response: The Registrant has made changes consistent with the Staff’s comment.

40.

Principal Investment Strategies: Explain supplementally why the Registrant considers a company with a market capitalization merely above the smallest company in MSCI USA Value Index to be a large cap company. See FAQs about Rule 35d-1 (Investment Company Names), Question 6 (Dec. 4, 2001). This is not a reasonable large cap range. Please revise.

Response: The Registrant believes that the fund’s current definition of large cap companies as those with market capitalizations that fall within the range of the MSCI USA Value Index is reasonable. It is noted that, as of December 31, 2018, the smallest company included in the index has a market capitalization of approximately $2.1 billion.

In the Frequently Asked Questions about Rule 35d-1 bulletin issued by the Staff, the Staff noted the following about the use of the terms “small-, mid- or large-capitalization” in a fund’s name:

“As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Registrant believes that defining large cap companies as those within the range of market capitalizations included in the MSCI USA Value Index meets the Staff’s reasonableness standard. The Registrant notes that, for value orientated large cap funds, the Registrant believes the MSCI USA Value Index is used by a number of funds, both as the primary benchmark index designated by such funds and as the standard by which the public assesses the performance of funds within this asset class.

For these reasons, the Registrant believes it is reasonable for the fund to define large cap companies as those falling within the MSCI USA Value Index.

Transamerica Mid Cap Growth

41.	Performance: If expenses of I2 shares are higher, please indicate that performance would be lower.

Response: The Registrant believes the disclosure is sufficiently clear, however, it will consider revising the section in a future update.

42.

Principal Investment Strategy: In connection with the statement: “Wellington invests at least 80% of the fund’s nets assets (plus the amount of borrowings, if any, for investment purposes) in securities of medium sized (or mid cap) companies and other investments with similar economic characteristics”, please confirm that these investments will be valued at market value (e.g. derivatives), unless noted elsewhere.

Response: The Registrant confirms that such investments are valued on the basis of market value.

43.	Performance: Please delete the sentence, “The table includes deduction of applicable sales charge”. The Staff notes that Class R4 shares do not have a sales load.

Response: The Registrant has made revisions consistent with the Staff’s comment.

SAI Comments

44.

Financial Statements: The Staff notes that consent from an independent registered public accountant is required for each fund’s financial statement which is incorporated by reference into this registration statement, and references Section 7(a)(1) and Rules 436 and 439 of the 1933 Act.

Response: The Registrant will include a consent from an independent registered public accountant in connection with its 485(b) filing.

45.

Additional Information about Fundamental Investment Policies: Please explain supplementally to the Staff the meaning of the following disclosure, “[t]here will also be no limit on investment in issuers based solely on their domicile in a single jurisdiction or country as an issuer’s domicile will not be considered an industry for purposes of the policy”. The Staff is uncertain of the sentence’s meaning, and notes that every investment must be considered to be in some industry, other than permitted exclusions as noted. The Staff also notes that an investment can be concentrated in an industry regardless of whether it is composed of equity, fixed income, etc.

Response: With respect to the first sentence concerning no limits based solely on a particular issuer’s domicile, the Registrant believes the current disclosure is sufficiently clear as it explains that an issuer’s country of domicile will not be taken into account for the purposes of determining that issuer’s industry categorization. For example, the Registrant would view Bayerische Motoren Werke (or “BMW”), a German car manufacturer, to be an issuer in the auto industry for purposes of the concentration policy. However, the Registrant would not view BMW to be categorized as issuer in the “German” or “Germany” industry.

With respect to the second sentence concerning types of investment not being considered an industry for purposes of the Registrant’s concentration policy, the Registrant is simply clarifying that a particular fund’s investment in a particular type of security (i.e., equities, fixed-income securities or other investment companies) will not on its own be considered an industry for purposes of the policy.

46.

Additional Information about Fundamental Investment Policies: Please revise the phrase, “each fund will consider the holdings of any underlying Transamerica-sponsored mutual funds in which the fund invests.” The staff notes that funds need to consider holdings of each “unaffiliated” investment company as well.

Response: The Staff’s comment has been noted and the Registrant will consider revising the section in connection with the next annual update.

Please call (720) 493-4249 with any questions.

Very truly yours,

/s/ Rhonda A. Mills
Rhonda A. Mills
Assistant General Counsel
Transamerica Asset Management, Inc.